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VF 2-28-05

05035092

SE[illegible] [illegible]IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 65266

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SONTERRA GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N.E. Loop 410 Suite 711
(No. and Street)

San Antonio, Texas 78209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Alan Peek (210) 822-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller, Peek & Kulesza, PLLC
(Name – *if individual, state last, first, middle name*)

909 N.E. Loop 410 #101 San Antonio Texas 78209
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 23 2005
WASH. D.C.
179

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger Festor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Sonterra Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA R. SCHEEL
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
JUNE 21, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MUELLER, PEEK & KULESZA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
909 N.E. LOOP 410, SUITE 101
SAN ANTONIO, TEXAS 78209

LEE M. MUELLER, CPA
J. ALAN PEEK, CPA
CYNTHIA S. KULESZA, CPA

CHARLES H. WAY, CPA
DARYL W. HOFFMANN, CPA
WALTER B. DELANEY, CPA

TELEPHONE:
(210) 822-4905
TELECOPIER:
(210) 822-2334

INDEPENDENT AUDITORS'S REPORT

To the Board of Directors and
Stockholders of The Sonterra Group, Inc.

We have audited the accompanying balance sheet of The Sonterra Group, Inc. (A Texas Corporation) as of December 31, 2003, and the related statement of income and retained earnings, statement of changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sonterra Group, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Mueller, Peek & Kulesza, PLLC

February 23, 2004

BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current assets:		
Cash (including certificate of deposit of $20,120)		$ 32,014
Commissions receivable		17,014
Deferred taxes receivable		1,086
Total current assets		50,114
Furniture and fixtures	$ 6,115	
Less accumulated depreciation	1,748	4,367
Other asset – Deposit		3,177
Total assets		$ 57,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities :		
Accrued liabilities		$ 535
Deferred federal income taxes payable		2,755
Total current liabilities		3,290
Stockholder's equity:		
Common stock of $.10 par value per share, authorized 1,000,000 shares, issued and outstanding 15,000 shares	$ 1,500	
Paid in capital	48,500	
Retained earnings	4,368	54,368
Total liabilities and stockholder's equity		$ 57,658

See accompanying notes and accountants' report.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$ 608,060
Interest	120
Total revenues	608,180
Expenses:	
Professional	5,486
Payroll taxes	39,328
Salaries	295,739
Salaries – officers	285,000
NASD fees	13,938
Licenses and fees	2,798
Depreciation	874
Supplies	958
Miscellaneous	469
Total expenses	644,590
Loss before provision for federal income tax	(36,410)
Provision for deferred federal income tax credit	(6,175)
Net loss	(30,235)
Retained earnings at December 31, 2002	34,603
Retained earnings at December 31, 2003	$ 4,368

See accompanying notes and accountants' report

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Retained Earnings	Common Stock	Additional Paid-In Capital	Total Stockholders' Equity
Balance at December 31, 2002	$ 34,603	$ 1,500	$ 17,500	$ 53,603
Additional paid in capital	—	—	31,000	31,000
Net loss	(30,235)	—	—	(30,235)
Balance at December 31, 2003	$ 4,368	$ 1,500	$ 48,500	$ 54,368

See accompanying notes and accountants' report

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Operating activities:		
Net loss		$ (30,235)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	874	
Changes in assets and liabilities:		
Commissions receivable	34,526	
Accrued payroll taxes	(15,026)	
Deferred federal income tax payable	(5,089)	
Accrued liabilities	535	
Deferred tax receivable	(1,086)	14,734
Net cash used by operating activities		(15,501)
Financing activities -		
Additional paid in capital	$ 31,000	
Net cash provided by financing activities		31,000
Net increase in cash and cash equivalents		15,499
Cash and cash equivalents at December 31, 2002		16,515
Cash and cash equivalents December 31, 2003		$ 32,014

See accompanying notes and accountants' report

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 — Summary of significant accounting policies:

A. Nature of operations:

The Sonterra Group, Inc. (Company) is a broker/dealer with membership in good standing with the National Association of Securities Dealers. The Company also is properly registered under applicable Texas securities laws and regulations. The Company is retained by Zeppelinn Energy, L.P. as a registered broker/dealer in connection with the marketing of private placement joint ventures formed in Texas for the exploration and production of oil and gas.

B. Use of estimates:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

C. Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers cash on hand, checking accounts and short-term certificates of deposits as cash and cash equivalents.

D. Deferred federal income taxes:

Deferred taxes are comprised of the following components at December 31, 2003:

	Amount
Deferred tax assets - net operating loss carry forward	$ 1,086
Deferred tax liabilities:	
Commissions receivable	$ 2,879
Depreciation and amortization	(124)
	$ 2,755

At December 31, 2003, the Company had a net operating loss of $7,242 elected to be carried forward and expiring on December 31, 2022.

NOTES TO FINANCIAL STATEMENTS (CONT.)
DECEMBER 31, 2003

Note 1 — Summary of significant accounting policies (cont.):

E. Depreciation:

Depreciation of furniture and fixtures is calculated using the straight-line method over seven years.

F. Commissions receivable:

Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. The Company's policy is not to charge interest on outstanding commission receivable accounts.

Note 2 — Related party transactions:

The Company receives commissions from partnerships managed by a related company, Zeppelinn Energy, L.P. The Sonterra Group, Inc. and Zeppelinn Energy, L.P. are owned by the same individuals.

The Company has agreed by contract to receive 15% of the sales price per unit of all partnership units sold acting as broker/dealer pursuant to selling agreements with Texas Joint Venture Partnerships. During 2003, the Company earned $608,060 in commissions.

Additionally, Zeppelinn Energy, L.P. pays the operating expenses of the Sonterra Group, Inc. except for salaries, commissions to salesmen, security licensing fees, and audit fees.

Note 3 — Concentrations of credit risk:

The Company does not believe that it is exposed to any significant credit risk.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital	
Total stockholders' equity qualified for net capital	$ 54,368
Less non-allowable assets:	
Commissions receivable net of deferred taxes	14,259
Furniture and fixtures, net of accumulated depreciation	4,367
Other asset - deposits	3,177
Total unallowable assets	21,803
Net capital before haircuts on security positions	32,565
Haircuts on securities - certificates of deposit	402
Net capital	32,163
Minimum net capital required	5,000
Net capital excess	$ 27,163
Reconciliation with company's computation included in Focus report as of December 31, 2003:	
Net capital, as reported in Company's part II (unaudited) Focus report	18,589
Adjustments:	
Cash and certificates of deposit	520
Accrued payroll taxes	12,905
Haircuts	(402)
Other accrued expenses	551
Net capital above	$ 32,163

See accountants' report.

SCHEDULE II
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER - DEALERS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISION
DECEMBER 31, 2003

The Company claims exemption from the requirements of Rule 15c 3-3 under Section (k)(2)(I) of the rule.

See accountants' report.